Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON REPORTS ASSAYS INCREASE GRADES BY 45%

AND DELIVER MOST MEANINGFUL GRYPHON D-LENS RESULT

TO DATE AT WHEELER RIVER

Toronto, ON – May 26, 2017 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report a significant increase in uranium grades from previously released preliminary radiometric probe results, following the receipt of uranium assays from the Company’s winter 2017 drilling program on the 60% owned Wheeler River project. The winter 2017 exploration program involved a combination of infill drilling at the Gryphon deposit and resource expansion exploration drilling to the northwest of the Gryphon deposit. The Wheeler River project is host to the high-grade Gryphon and Phoenix uranium deposits, and is the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan.

The Company currently reports preliminary radiometric equivalent grades (“eU3O8”), derived from a calibrated downhole total gamma probe, during its exploration programs and subsequently reports definitive assay grades following sampling and geochemical analysis of the mineralized drill core.

Highlights

•

As has been the case in past years, assays returned higher grades of U3O8 than the preliminary eU3O8 reported during the drilling program. For the winter 2017 results, assay grades greater than 0.5% U3O8 were on average 45% higher than their corresponding radiometric equivalent grades;

•

Drill hole WR-633D3 returned assay results of 3.3% U3O8 over 13.5 metres, 6.2% U3O8 over 2.5 metres and 1.3% U3O8 over 3.0 metres within the D series lenses. This result represents the best hole drilled to date, in terms of combined grades and thicknesses of mineralization, from the mineralized zone identified to the northwest of the current resources estimated for the Gryphon deposit.

In November 2015, the Company estimated the Gryphon deposit to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8, occurring as a series of stacked lenses on various stratigraphic, fault-controlled planes within the basement rocks – termed the A, B, and C series lenses. Since then, a significant zone of new mineralization has been discovered and partially delineated to the northwest, termed the D series of lenses, in combination with the discovery of additional mineralization on the A and B planes. Taken together, results from exploration drilling since the beginning of 2016, has defined a mineralized zone that comprises multiple lenses spanning over 300 metres in strike length and remains open.

Dale Verran, Denison’s Vice President of Exploration, commented, “This set of Gryphon assay results have exceeded expectations – particularly for drill hole WR-633D3, which now ranks as the best hole to date in the D series of lenses. These results re-emphasize the potential of the D series lenses to add meaningful resources to the Gryphon deposit, ahead of a planned update to the resource estimate for the project. This summer, in addition to the ongoing infill drilling at Gryphon, we are planning to continue to explore the D lenses with the objective of defining high-grade zones and maximizing the indicated resources that will be included in the upcoming PFS”

The Company is also pleased to report the assay results from its infill drilling program at the Gryphon deposit, including the results of a further 17 drill holes, totaling 8,402 metres. The results confirm the continuity and high-grades of Gryphon’s A, B and C series inferred resources and indicate potential for resource growth with higher than expected assay grades compared to the inferred grade model in certain portions of the deposit. A further 18 drill holes are planned to be completed during the summer 2017 program to complete the infill program at Gryphon.

Technical Highlights From Assay Results

Winter 2017 assay results for exploration drilling are provided in Table 1. Nine holes totalling 6,330 metres were completed outside of the current inferred resources estimated for the Gryphon deposit, including four holes targeting the Gryphon D series lenses, and five holes down-dip of the A and B series lenses. The highlights from these results illustrate the potential for meaningful resource expansion at Gryphon:

•	3.3% U3O8 over 13.5 m (including 11.8% U3O8 over 3.5 m) D series mineralization in WR-633D3

•	6.2% U3O8 over 2.5 m D series mineralization in WR-633D3

•	1.3% U3O8 over 3.0 m (including 3.8% U3O8 over 1.0 m) D series mineralization in WR-633D3

•	2.9% U3O8 over 3.0 m (including 8.5% U3O8 over 1.0 m) B series mineralization in WR-689

•	8.6% U3O8 over 1.0 m D series mineralization in WR-689

•	15.1% U3O8 over 1.0 m D series mineralization in WR-689

In addition to exploration drilling to expand mineralization outside of the current Gryphon resource, the 2017 winter drilling program continued with infill and delineation drilling with the objective of increasing the level of confidence of the current inferred resources to an indicated level. Winter 2017 assay results from infill and delineation drilling are provided in Table 2, and represent an overall increase in grade and thicknesses of mineralization in comparison to the previously reported radiometric equivalent grade results (see Denison’s press releases dated March 29, 2017 and April 20, 2017). Highlights from the infill results include the following results:

•	7.3% U3O8 over 6.0 m (including 10.9% U3O8 over 4.0 m) A series mineralization in WR-567D2

•	1.9% U3O8 over 6.6 m (including 3.4% U3O8 over 3.0 m) B series mineralization in WR-567D2

•	5.1% U3O8 over 7.0 m (including 7.6% U3O8 over 4.5 m) A series mineralization in WR-567D1

•	5.5% U3O8 over 3.5 m B series mineralization in WR-567D1

•	4.0% U3O8 over 9.0 m A series mineralization in WR-687D2

•	4.3% U3O8 over 6.0 m (including 8.2% U3O8 over 3.0 m) A series mineralization in WR-582D2

•	3.1% U3O8 over 5.5 m (including 8.0% U3O8 over 2.0 m) A series mineralization in WR-606D2

•	2.8% U3O8 over 5.5 m (including 14.2% U3O8 over 1.0 m) A series mineralization in WR-688D3

•	1.6% U3O8 over 8.0 m (including 11.6% U3O8 over 1.0 m) A series mineralization in WR-688D2

Illustrative Figures & Further Details

A plan map of the Gryphon A, B, C and D series lenses is provided in Figure 1. The inset on Figure 1 shows a schematic cross section of the A, B, C and D series lenses and their respective inclined longitudinal section windows (as shaded rectangles). Figures 2 to 5 provide inclined longitudinal sections of the Gryphon A, B, C and D series lenses respectively. The modelled mineralized lenses shown in Figures 1 to 5 are defined using a 0.05% U3O8 or eU3O8 grade shell and minimum thickness of two metres. There is no certainty that the modelled mineralized lenses shown will constitute future mineral resources and they may be subject to modifications as further drilling data becomes available.

Further details regarding the Gryphon deposit and the current mineral resource estimates are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Sampling and Assay Procedures

Drill core with anomalous total gamma radioactivity (>500 counts per second) was sampled over 0.5 metre intervals. Sampling is undertaken on site by splitting the core in half, with one half submitted for analysis and the other half retained in the core box for future reference. Uranium assays are performed by the Saskatchewan Research Council (“SRC”) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Core recovery at Gryphon is typically 100% and therefore radiometric equivalent U3O8 grades (“eU3O8”) are not required as a substitute for chemical U3O8 assays. In addition to internal checks by SRC Geoanalytical Laboratories, the Company has rigorous quality assurance and quality control (“QAQC”) procedures including the insertion of standard reference materials, blanks and field duplicates. The assay data is subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on the assay, QAQC and data verification procedures please see Denison’s Annual Information Form dated March 23, 2017 filed under the Company’s profile on SEDAR (www.sedar.com).

Detailed Assay Results

The following tables provide the detailed assay results from the drill holes completed during the winter 2017 exploration program at Wheeler River. The assay results are shown next to the previously reported radiometric equivalent results, and have been assigned a lens designation based on the stratigraphic position of the mineralized interval.

Table 1: Winter 2017 assay results for exploration drilling outside of the Gryphon resource

		Previously reported Downhole Total Gamma Probe[4,8]				Final Assay[5,8]
Section	Hole Number	From (m)	To (m)	Length[9] (m)	eU3O8 (%)[2]	From (m)	To (m)	Length[9] (m)	U3O8 (wt%)[3]	Lens
5175GP	WR-689D1	560.5	561.5	1.0	0.22	560.8	562.8	2.0	0.07	B
	and	566.3	567.3	1.0	0.11	Below cut-off grade of 0.05% U3O8				B
	and	570.4	571.4	1.0	0.18	571.2	572.2	1.0	0.23	B
	and	668.4	669.4	1.0	0.13	668.8	669.8	1.0	0.09	D
	and	675.7	676.7	1.0	0.13	673.7	674.7	1.0	0.12	D
	and[1]	Below cut-off grade of 0.1% eU3O8				676.2	677.2	1.0	0.15	D
	and	679.7	680.7	1.0	1.6	680.2	681.2	1.0	1.5	D
	and	692.3	693.7	1.4	0.23	692.9	694.4	1.5	0.16	D
5200GP	WR-689	557.2	558.6	1.4	0.54	Navigational drilling - no core recovery				A
	and	561.0	562.0	1.0	0.13	Navigational drilling - no core recovery				B
	and	564.9	566.8	1.9	2.74	564.0	567.0	3.0	2.9	B
	including[6,7]	565.6	566.6	1.0	5.08	566.0	567.0	1.0	8.5	B
	and	573.2	574.2	1.0	0.60	573.0	574.0	1.0	0.95	B
	and	584.1	585.1	1.0	0.32	584.0	585.0	1.0	0.19	B
	and[1]	Below cut-off grade of 0.1% eU3O8				666.6	667.6	1.0	0.05	D
	and	679.6	680.6	1.0	0.50	680.4	681.4	1.0	0.20	D
	and	684.6	685.6	1.0	0.15	685.2	686.2	1.0	0.23	D
	and	711.1	712.8	1.7	2.86	712.0	713.0	1.0	8.6	D
	and	718.4	719.6	1.2	7.5	719.7	720.7	1.0	15.1	D
	WR-633D3	674.6	675.6	1.0	0.12	675.3	676.3	1.0	0.09	B
	and	742.8	743.8	1.0	0.11	743.5	744.5	1.0	0.09	D
	and	753.3	756.4	3.1	0.75	753.9	756.9	3.0	1.3	D
	including[6,7]	755.3	756.3	1.0	2.0	755.9	756.9	1.0	3.8	D
	and	758.6	771.8	13.2	2.5	759.2	772.7	13.5	3.3	D
	including[6,7]	764.3	768.1	3.8	7.8	765.2	768.7	3.5	11.8	D
	including[1,6,7]	Below cut-off grade of 1.0% eU3O8				771.7	772.7	1.0	1.0	D
	and	774.6	777.4	2.8	3.7	775.4	777.9	2.5	6.2	D
5225GP	WR-690	585.9	587.0	1.1	0.18	586.9	587.9	1.0	0.21	B
	and	593.0	594.0	1.0	0.74	594.0	595.0	1.0	0.62	B
	and	654.5	655.5	1.0	0.70	655.6	656.6	1.0	0.66	C
	and	722.3	723.3	1.0	0.23	723.4	724.4	1.0	0.16	D
	and	726.1	727.1	1.0	0.18	727.4	728.4	1.0	0.16	D

Notes:

1.	Result not reported previously
2.	eU3O8 is the radiometric equivalent U3O8 derived from a calibrated total gamma downhole probe
3.	U3O8 is the chemical assay of mineralized split core samples
4.	Downhole probe result composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated
5.	Assay result composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated
6.	Downhole probe result composited above a cut-off grade of 1.0% eU3O8
7.	Assay result composited above a cut-off grade of 1.0% U3O8
8.	Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste
9.

As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths

Table 2: Winter 2017 assay results for Gryphon resource infill and delineation holes

		Downhole Total Gamma Probe[4,8]				Assay[5,8]
Section	Hole Number	From (m)	To (m)	Length[9] (m)	eU3O8 (%)[2]	From (m)	To (m)	Length[9] (m)	U3O8 (wt%)[3]	Lens
4775GP	WR-584BD1	624.8	627.8	3.0	2.0	626.3	628.3	2.0	4.0	A
	including[6,7]	626.0	627.6	1.6	3.7	626.3	627.8	1.5	5.0	A
	and[1]	Below cut-off grade of 0.1% eU3O8				631.8	632.8	1.0	0.05	B
	and	637.6	638.6	1.0	0.11	638.2	639.2	1.0	0.08	B
4825GP	WR-683	No significant mineralization				No significant mineralization
	WR-683D1	635.8	638.9	3.1	1.8	635.5	639.0	3.5	1.3	A
	including[6,7]	636.2	638.2	2.0	3.5	637.0	639.0	2.0	2.1	A
	and	645.2	646.2	1.0	0.31	645.5	646.5	1.0	0.73	B
	and	657.5	658.5	1.0	0.46	658.0	659.0	1.0	0.12	B
	WR-687D1[1]	Below cut-off grade of 0.1% eU3O8				664.5	665.5	1.0	0.09	A
	and	672.0	673.0	1.0	0.40	667.0	674.0	7.0	0.06	A
	and	673.4	674.4	1.0	0.10	Merged with interval above				A
	and	676.6	678.0	1.4	1.6	677.0	678.5	1.5	2.9	B
	including[6,7]	676.8	677.8	1.0	2.2	677.5	678.5	1.0	4.1	B
	and	682.7	683.7	1.0	0.55	683.0	684.0	1.0	0.64	B
	WR-575D1	626.2	625.9	1.5	0.36	624.0	627.0	3.0	0.28	A
	and[1]	Below cut-off grade of 0.1% eU3O8				648.0	650.5	2.5	0.15	B
	and[1]	Below cut-off grade of 0.1% eU3O8				652.5	653.5	1.0	0.05	B
4900GP	WR-687[1]	Below cut-off grade of 0.1% eU3O8				666.0	667.0	1.0	0.07	A
	and	681.4	682.4	1.0	0.14	Below cut-off grade of 0.05% U3O8				A
	and	685.0	686.5	1.5	0.88	685.2	686.7	1.5	0.47	A
	and	690.8	691.8	1.0	0.12	Below cut-off grade of 0.05% U3O8				B
	WR-687D2[1]	Below cut-off grade of 0.1% eU3O8				537.0	538.0	1.0	0.05	A
	and	648.9	649.9	1.0	1.8	649.8	650.8	1.0	2.8	A
	and	652.8	661.9	9.1	2.5	653.4	662.4	9.0	4.0	A
	and[1]	Below cut-off grade of 0.1% eU3O8				670.0	672.0	2.0	0.09	B
	and	676.3	677.3	1.0	0.10	Below cut-off grade of 0.05% U3O8				B
	and	686.2	687.4	1.2	0.15	687.2	688.2	1.0	0.24	B

4950GP	WR-567D1	674.3	675.9	1.6	0.33	675.0	676.5	1.5	0.51	A
	and	689.8	690.8	1.0	0.66	691.0	693.0	2.0	0.49	A
	and	694.9	696.9	2.0	1.3	695.5	696.5	1.0	3.1	A
	and	700.0	707.1	7.1	3.9	701.0	708.0	7.0	5.1	A
	including[6,7]	701.1	705.5	4.4	6.1	702.0	706.5	4.5	7.6	A
	and	723.1	727.1	4.0	3.8	724.0	727.5	3.5	5.5	B
4975GP	WR-567D2[1]	Below cut-off grade of 0.1% eU3O8				585.8	586.8	1.0	0.06	A
	and[1]	Below cut-off grade of 0.1% eU3O8				663.1	664.1	1.0	0.05	A
	and	664.5	665.6	1.1	0.42	664.6	665.6	1.0	0.09	A
	and	670.1	671.1	1.0	0.89	670.1	671.1	1.0	1.2	A
	and	691.2	692.2	1.0	1.2	691.7	692.7	1.0	0.66	A
	and	694.3	695.7	1.4	0.71	695.0	696.0	1.0	0.61	A
	and	698.4	704.6	6.2	5.9	698.8	704.8	6.0	7.3	A
	including[6,7]	700.2	704.3	4.1	8.7	700.8	704.8	4.0	10.9	A
	and[1]	Below cut-off grade of 0.1% eU3O8				711.5	712.5	1.0	0.07	B
	and	713.5	714.9	1.4	0.22	714.0	716.0	2.0	0.15	B
	and	732.8	736.4	3.6	2.1	733.4	740.0	6.6	1.9	B
	including[6,7]	733.0	735.8	2.8	2.6	733.4	736.4	3.0	3.4	B
	including[1,6,7]	Below cut-off grade of 1.0% eU3O8				739.0	740.0	1.0	2.1	B
	and	739.0	740.0	1.0	0.40	Merged with interval above				B
	and	744.8	747.4	2.6	0.28	745.5	748.0	2.5	0.29	B
5100GP	WR-606D2[1]	Below cut-off grade of 0.1% eU3O8				747.5	748.5	1.0	0.09	A
	and	764.3	765.3	1.0	0.11	765.0	766.0	1.0	0.05	A
	and[1]	Below cut-off grade of 0.1% eU3O8				770.5	771.5	1.0	0.06	A
	and[1]	Below cut-off grade of 0.1% eU3O8				777.7	778.7	1.0	0.09	A
	and	785.4	786.4	1.0	0.15	785.9	786.9	1.0	0.13	A
	and	792.4	793.4	1.0	0.11	Merged with interval below				A
	and	794.2	798.8	4.6	2.0	793.6	799.1	5.5	3.1	A
	including[6,7]	795.9	797.8	1.9	4.1	796.6	798.6	2.0	8.0	A
	and	803.5	808.1	4.6	0.45	805.1	808.6	3.5	0.34	B
	including[6,7]	804.6	805.6	1.0	1.5	805.1	806.1	1.0	1.0	B
	WR-688D3	758.1	759.1	1.0	0.24	758.5	759.5	1.0	0.38	A
	and	762.4	767.7	5.3	2.7	763.0	768.5	5.5	2.8	A
	including[6,7]	764.4	765.7	1.3	9.4	765.0	766.0	1.0	14.2	A
	and[1]	Below cut-off grade of 0.1% eU3O8				770.5	772.5	2.0	0.07	B
	and	775.2	776.2	1.0	0.12	Merged with interval below				B
	and	779.1	780.1	1.0	0.11	Merged with interval below				B
	and	780.4	781.4	1.0	0.10	Merged with interval below				B
	and	782.2	785.1	2.9	0.71	775.5	785.5	10.0	0.26	B
	including[6,7]	783.5	784.5	1.0	1.6	784.0	785.0	1.0	1.6	B
	and	793.1	794.2	1.1	5.4	793.7	794.7	1.0	9.2	C

5125GP	WR-688[1]	Below cut-off grade of 0.1% eU3O8				520.6	521.6	1.0	0.09	A
	and	774.1	778.9	4.8	0.51	774.5	783.5	9.0	0.30	A
	WR-688D2	756.5	757.5	1.0	0.33	757.5	758.5	1.0	0.95	A
	and	761.2	762.7	1.5	3.0	762.3	770.3	8.0	1.6	A/B
	including[6,7]	761.3	762.3	1.0	4.3	762.3	763.3	1.0	11.6	A
	and	767.5	769.2	1.7	0.47	Merged with interval above				B
5150GP	WR-582D2	741.6	742.6	1.0	0.72	741.5	743.0	1.5	0.34	A
	and	746.2	752.0	5.8	4.1	746.5	752.5	6.0	4.3	A
	including[1,6,7]	Below cut-off grade of 1.0 % eU3O8				747.5	748.5	1.0	1.0	A
	including[6,7]	748.8	751.6	2.8	8.1	749.0	752.0	3.0	8.2	A
	WR-684	796.1	797.1	1.0	0.11	797.6	798.6	1.0	0.14	A
	and	813.7	827.9	14.2	0.39	815.1	829.6	14.5	0.46	A
	including[6,7]	813.7	814.7	1.0	1.2	815.1	816.1	1.0	2.1	A
	including[1,6,7]	Below cut-off grade of 1.0 % eU3O8				817.1	818.1	1.0	1.2	A
	and	830.5	835.1	4.6	2.5	832.2	836.2	4.0	1.9	B
	including[6,7]	831.0	832.2	1.2	8.3	832.7	833.7	1.0	6.8	B
	WR-688D1	766.5	768.9	2.4	0.72	767.5	770.0	2.5	0.32	A
	and	775.5	776.5	1.0	0.16	776.5	778.0	1.5	0.15	A
5175GP	WR-684D1[1]	Below cut-off grade of 0.1% eU3O8				794.4	795.4	1.0	0.06	A
	and	803.6	805.2	1.6	0.18	805.5	812.5	7.0	0.15	A
	and	806.4	807.4	1.0	0.13	Merged with interval above				A
	and	808.3	810.2	1.9	0.18	Merged with interval above				A
	and	813.6	815.5	1.9	0.18	815.5	817.5	2.0	0.19	A
	and	831.5	832.5	1.0	0.12	833.5	834.5	1.0	0.17	B

Notes:

1.	Result not reported previously
2.	eU3O8 is the radiometric equivalent U3O8 derived from a calibrated total gamma downhole probe
3.	U3O8 is the chemical assay of mineralized split core samples
4.	Downhole probe result composited above a cut-off grade of 0.1% eU3O8 unless otherwise indicated
5.	Assay result composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated
6.	Downhole probe result composited above a cut-off grade of 1.0% eU3O8
7.	Assay result composited above a cut-off grade of 1.0% U3O8
8.	Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste
9.

As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths

Qualified Persons

Dale Verran, MSc, Pr.Sci.Nat., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 has reviewed and approved the technical information contained in this release.

About Wheeler River

Wheeler River is the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is a joint venture between Denison (60% and operator), Cameco Corp. (“Cameco”) (30%), and JCU (Canada) Exploration Company Limited (“JCU”) (10%), and is host to the high-grade Gryphon and Phoenix uranium deposits discovered by Denison in 2014 and 2008, respectively. The Gryphon deposit is hosted in basement rock and is currently estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8. The Phoenix unconformity deposit is located approximately 3 kilometres to the southeast of Gryphon and is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped known uranium deposit in the world.

On April 4th, 2016, Denison announced the results of a Preliminary Economic Assessment (“PEA”) for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA returned a base case pre-tax Internal Rate of Return (“IRR”) of 20.4% based on the current long term contract price of uranium (US$44.00 per pound U3O8), and Denison’s share of estimated initial capital expenditures (“CAPEX”) of CAD$336M (CAD$560M on 100% ownership basis). Exploration results from the subsequent drilling programs have not been incorporated into the resource estimate or the PEA. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. On July 19th, 2016 Denison announced the initiation of a Pre-Feasibility Study (“PFS”) for the Wheeler River property and the complimentary commencement of an infill drilling program at the Gryphon deposit to bring the inferred resources to an indicated level of confidence.

As previously announced on January 10, 2017, Denison has entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU, to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison’s interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU is expected to continue to fund its 10% interest in the project.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 330,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; use of proceeds from financing activities; expectations regarding further studies on material properties, including the PFS; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditure from operations at DES; expectations regarding Denison’s ownership interests and continuity of agreements with its partners; expectations regarding the provision of management services to UPC; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison’s share of same; and exploration, development and expansion plans and objectives and statements regarding anticipated budgets. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 23, 2017 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Gryphon Deposit Schematic Cross Section – Inclined Longitudinal Section Windows
NW
SE
Sub-Athabasca Unconformity
Basal Pegmatite
Quartz Pegmatite
Assemblage
Upper Graphite
Lower Graphite
D Series Lens Window
A Series Lens Window
C Series Lens Window
B Series Lens Window
Note: Lens Window orientation is 015-45SE
0
100m
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Drill Trace Winter 2017
Winter 2017 Mineralized Pierce Point
Basal Fault
G Fault
Offset Fault
SECTION 5200GP
SECTION 5100GP
SECTION 5000GP
SECTION 4900GP
SECTION 4800GP
SECTION 4700GP
WR-690
WR-633D3
WR-689
WR-582D2
WR-684D3
WR-684D1
WR-684D2
WR-688D1
WR-688D2
WR-684
WR-688
WR-686
WR-567D1
WR-567D2
WR-685
WR-587D1
WR-587D2
WR-682
WR-687
WR-575D1
WR-681A
WR-683D1
WR-584BD1
WR-683
6377000.00 Y
6376900.00 Y
6376800.00 Y
6376700.00 Y
6376600.00 Y
6376500.00 Y
6376400.00 Y
6376300.00 Y
6376200.00 Y
474400.00 X
474500.00 X
474600.00 X
474700.00 X
474800.00 X
474900.00 X
475000.00 X
475100.00 X
475200.00 X
475300.00 X
475400.00 X
475500.00 X
475600.00 X
N
0
100m

Figure 1: Plan map of the northeast plunging Gryphon mineralized lenses projected up to the simplified basement geology at the sub-Athabasca unconformity.

SW
NE
Athabasca Sandstone
Sub-Athabasca Unconformity
Crystalline Basement
WR-658
WR-659
WR-558
ZK-02
WR-617A
WR-648
WR-640
WR-587
WR-581
WR-509
WR-671D4
WR-670D1
WR-565
WR-671D1
WR-651
WR-644
WR-576
WR-579
WR-565D1
WR-671D2
WR-661
WR-670
WR-672A
WR-585AD2
WR-683D1
WR-584BD1
WR-580
WR-575
WR-575D1
WR-585A
WR-584B
WR-673
WR-675D1
ZK-06EXT
WR-671
WR-646
WR-689D1
WR-689
WR-641
WR-667A
WR-507D2
WR-657
WR-690
WR-687D2
WR-574D1
WR-675
ZK-04EXT
WR-613
WR-577D1
WR-687D1
WR-683
WR-577
WR-574
WR-572
WR-609
WR-679
WR-687
WR-633D3
WR-507D1
WR-664
WR-602
WR-624
WR-566
WR-669
WR-621
WR-633D2
WR-654
WR-569A
WR-560
WR-567D2
WR-602D1
WR-567D1
WR-567
WR-556
WR-633D1
WR-642
WR-665
WR-650
WR-568
WR-571D2
WR-570
WR-600D1
WR-638
WR-674
WR-564
WR-681A
WR-668
WR-571
WR-688D2
WR-582D2
WR-688D1
WR-662
WR-668D1
WR-688D3
WR-582D1
WR-573D1
WR-688
WR-582
WR-682
WR-668D2
WR-583
WR-578
WR-604
WR-606D2
WR-583D2
WR-594D2
WR-668D3
WR-684D1
WR-668D4
WR-684
WR-685
WR-606D1
WR-583D1
WR-610
WR-594
WR-586
WR-686
WR-684D3
WR-586D1
4.0% U_3O_8/2.0 m
1.3% U_3O_8/3.5 m
0.28% U_3O_8/3.0 m
2.8% U_3O_8/1.0 m and 4.0% U_3O_8/9.0 m
* 0.54% eU_3O_8/1.4 m
0.06% U_3O_8/7.0 m
0.47% U_3O_8/1.5 m
1.2% U_3O_8/1.0 m and 7.3% U_3O_8/6.0 m
0.95% U_3O_8/1.0 m and 1.6% U_3O_8/8.0 m (includes A and B series lenses)
3.1% U_3O_8/1.0 m and 5.1% U_3O_8/7.0 m
4.3% U_3O_8/6.0 m
0.32% U_3O_8/2.5 m
2.8% U_3O_8/5.5 m
0.15% U_3O_8/7.0 m and 0.19% U_3O_8/2.0 m
0.46% U_3O_8/14.5 m
0.30% U_3O_8/9.0 m
3.1% U_3O_8/5.5 m
Athabasca Sandstone
Basement
A Series Lenses - Internal Grade Model (0.05% U_3O_8 cut-off)
A Series Lenses - Current NI 43-101 Resource (0.2% U_3O_8 cut-off)
Winter 2017 Mineralized A Lens Pierce Point
Winter 2017 A Lens Pierce Point - Not Significantly Mineralized
Previously Reported A Lens Plane Pierce Point
Note:
•Labelled mineralized intersections include select winter 2017 drilling highlights.
•Only intersections of the A Series Plane are shown.
•Mineralized Lenses have been projected to an inclined longitudinal section oriented 015-45E and are therefore relative to drill hole pierce points.
•The B, C & select D Series Lenses occur footwall (behind) the A Series Lenses and therefore not shown.
•Assay result composited above a cut-off grade of 0.05% U_3O_8 unless otherwise indicated.
•* No core recovery – radiometric equivalent grade ("eU_3O_8") used.
0
50m

Figure 2: Inclined longitudinal section of the Gryphon A series lenses.

SW
NE
Athabasca Sandstone
Sub-Athabasca Unconformity
Crystalline Basement
0.08% U3O8/1.0 m
0.15% U3O8/2.5 m
0.24% U3O8/1.0 m
0.73% U3O8/1.0 m
2.9% U3O8/1.5 m
1.9% U3O8/6.6 m
5.5% U3O8/3.5 m
1.6% U3O8/8.0 m (includes A and B series lenses)
0.26% U3O8/10.0 m
0.34% U3O8/3.5 m
0.17% U3O8/1.0 m
1.9% U3O8/4.0 m
2.9% U3O8/3.0 m and 0.95% U3O8/1.0 m
0.23% U3O8/1.0 m
0.62% U3O8/1.0 m
0.09% U3O8/1.0 m
Athabasca Sandstone
Basement
B Series Lenses - Internal Grade Model (0.05% U3O8 cut-off)
B Series Lenses - Current NI 43-101 Resource (0.2% U3O8 cut-off)
Winter 2017 Mineralized B Lens Pierce Point
Winter 2017 B Lens Pierce Point - Not Significantly Mineralized
Previously Reported B Lens Plane Pierce Point
Note:
•Labelled mineralized intersections include select winter 2017 drilling highlights.
•Only intersections of the B Series Plane are shown.
•Mineralized Lenses have been projected to an inclined longitudinal section oriented 015-45E and are therefore relative to drill hole pierce points.
•The A, C & select D Series Lenses occur footwall (behind) or hangingwall (in front) of the B Series Lenses and therefore not shown.
•Assay result composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
0
50m

Figure 3: Inclined longitudinal section of the Gryphon B series lenses.

SW
NE
Athabasca Sandstone
Sub-Athabasca Unconformity
Crystalline Basement
WR-658
WR-640
WR-659
WR-558
ZK-02
WR-617A
WR-648
WR-509
WR-671D4
WR-670D1
WR-587
WR-581
WR-565
WR-671D1
WR-576
WR-579
WR-671D2
WR-651
WR-644
WR-661
WR-670
WR-672A
WR-585AD2
WR-584BD1
WR-683D1
WR-675D1
WR-565D1
WR-580
WR-671
WR-689D1
WR-585A
WR-575D1
WR-575
ZK-06EXT
WR-646
WR-689
WR-507D2
WR-584B
WR-667A
WR-657
WR-641
WR-675
WR-690
WR-609
WR-687D1
WR-613
0.66% U_3O_8/1.0 m
WR-683
WR-577D1
ZK-04EXT
WR-679
WR-577
WR-574
WR-572
WR-633D3
WR-507D1EXT
WR-624
WR-664
WR-566
WR-669
WR-633D2
WR-602
WR-621
WR-654
WR-569A
WR-567D2
WR-633D1
WR-602D1
WR-567D1
WR-665
WR-642
WR-568
WR-650
WR-567
9.2% U_3O_8/1.0 m
WR-556
WR-571D2
WR-570
WR-600D1
WR-681A
WR-674
WR-564
WR-638
WR-688D3
WR-688D2
WR-582D2
WR-668D1
WR-571
WR-662
WR-688D1
WR-682
WR-688
WR-582D1
WR-668D2
WR-582
WR-578
WR-604
WR-573D1
WR-583
WR-594D2
WR-668D3
WR-606D2
WR-583D2
WR-684D1
WR-685
WR-606D1
WR-684
WR-586
WR-610
WR-583D1
WR-686
WR-594
WR-684D3
WR-586D1
0
50m
Athabasca Sandstone
Basement
C Series Lenses - Internal Grade Model (0.05% U_3O_8 cut-off)
C Series Lenses - Current NI 43-101 Resource (0.2% U_3O_8 cut-off)
Winter 2017 Mineralized C Lens Pierce Point
Winter 2017 C Lens Pierce Point - Not Significantly Mineralized
Previously Reported C Lens Plane Pierce Point
Note:
•Labelled mineralized intersections include select winter 2017 drilling highlights.
•Only intersections of the C Series Plane are shown.
•Mineralized Lenses have been projected to an inclined longitudinal section oriented 015-45E and are therefore relative to drill hole pierce points.
•The A, B & select D Series Lenses occur footwall (behind) or hangingwall (in front) of the C Series Lenses and therefore not shown.
•Assay result composited above a cut-off grade of 0.05% U_3O_8 unless otherwise indicated.

Figure 4: Inclined longitudinal section of the Gryphon C series lenses.

SW
NE
Athabasca Sandstone
Sub-Athabasca Unconformity
Crystalline Basement
WR-640
WR-658
WR-659
WR-617A
WR-648
WR-670D1
WR-565
WR-651
WR-661
WR-670
WR-672A
WR-584BD1
WR-675D1
WR-565D1
WR-689D1
WR-689
WR-507D2
WR-575D1
WR-646
WR-657
WR-667A
WR-675
ZK-06EXT
WR-641
WR-613
WR-633D3
WR-690
WR-679
WR-624
WR-633D2
WR-664
WR-566
WR-669
WR-654
WR-507D1EXT
WR-621
WR-560
WR-633D1
WR-665
WR-567
WR-650
WR-638
WR-564
WR-662
11.9% U_3O_8/1.5 m
1.5% U_3O_8/1.0 m and 0.16% U_3O_8/1.5 m
8.6% U_3O_8/1.0 m and 15.1% U_3O_8/1.0 m
5.3% U_3O_8/11.0 m
0.16% U_3O_8/1.0 m and 0.16% U_3O_8/1.0 m
2.9% U_3O_8/6.0 m and 2.3% U_3O_8/4.0 m
1.3% U_3O_8/3.0 m and 3.3% U_3O_8/13.5 m and 6.2% U_3O_8/2.5 m
Athabasca Sandstone
Basement
D Series Lenses - Internal Grade Model (0.05% U_3O_8 cut-off)
Winter 2017 Mineralized D Lens Pierce Point
Winter 2017 D Lens Pierce Point - Not Significantly Mineralized
Previously Reported D Lens Plane Pierce Point
Note:
•Labelled mineralized intersections include select winter 2017 drilling highlights.
•Only intersections of the D Series Plane are shown.
•Mineralized Lenses have been projected to an inclined longitudinal section oriented 015-45E and are therefore relative to drill hole pierce points.
•The A, B, C & select D Series Lenses occur hangingwall (in front) of the D Series Lenses projected and therefore not shown.
•Assay result composited above a cut-off grade of 0.05% U_3O_8 unless otherwise indicated.
0
50m

Figure 5: Inclined longitudinal section of the Gryphon D series lenses.